RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES DELIVERS ANOTHER ROBUST PERFORMANCE, STARTS MINING AT LOULO

LONDON, 7 FEBRUARY 2005 - London (RRS) and Nasdaq (GOLD) listed gold miner
Randgold Resources closed the year to 31 December with a profit that exceeded expectations, on the brink of opening its new Loulo mine, and drilling at further prospects in four African countries.

The results for the year, reported today, show a net profit ahead of forecast at
US$20.1 million, thanks to a strong last quarter when the remedial actions the company initiated at its Morila joint venture helped produce an improved performance. Having stuttered for the preceding three quarters because of expansion commissioning problems, Morila delivered a significant recovery in the last three months, boosting profit to US$21.3 million from US$3.3 million in the third quarter on the back of improvements in grade, recoveries and throughput.

Morila's gold output for 2004 was 510 485 ounces, below the forecast at the beginning of the year of 535 000 ounces but better than expectations at the third quarter stage. Almost half of this - 226 679 ounces - was produced in the last quarter at a total cash cost of US$136/oz. Mill throughput for this quarter averaged 337 000 tonnes per month, just short of the design capacity for the expanded plant. The company said the challenge now was to settle throughput at the 350 000 tonnes per month level and then to find ways of optimising performance and managing the cost down.

At Loulo, meanwhile, progress on the development of the open-pit mine stepped up a gear with the start of mining operations and the shipment of the ball mills from South Africa in January. Loulo drew down the first tranche of its project finance in December and expenditure had amounted to US$62.2 million by the year-end. The mine is scheduled to produce its first gold in July this year.

The study on an underground development at Loulo is continuing and deep drilling to date has taken the Loulo resource past the 7 million-ounce mark. Because of a decision to increase the scope of the drilling programme, the study has been designed to follow a phased approach with the next report being based on all available information as of the end of March.

During the past quarter the company also accelerated its exploration programmes across east and west Africa. In addition to continuing exploration at and around
Loulo and Morila in Mali, it is currently active in four other countries.

In Senegal, drilling has started on four targets while additional targets are being evaluated through surface exploration. In Burkina Faso, reconnaissance drilling at Danfora has outlined encouraging results which are being used to develop follow-up programmes. In Ghana, the extension to the main Obuasi shear has been defined and work is under way on the three-dimensional modelling of these data. The outcome of this review will determine whether the company will progress to the next phase. In Tanzania, gold assay results are pending on recent drilling in the Mara belt while early-stage exploration is being carried out on the Musoma belt. The company was developing a new concept whereby it was investigating the similarities between the Musoma-Mara gold belt and those of the Southern Lake Victoria goldfields. The company was doing generative work to test this concept as well as to identify additional opportunities.

"The past year has again seen Randgold Resources delivering on its promises.
Loulo is taking shape rapidly and the potential value of the project is continuing to increase significantly. Morila is just about back on track, and we're looking at production in excess of 600 000 ounces at a total cash cost of around US$200/oz for 2005. We've steadily expanded our African footprint and this year we'll be active in six countries - including Cote d'Ivoire, where we're currently updating the prefeasibility study on our Tongon project in anticipation of that country's normalisation. We have cash resources of almost
US$80 million to fund any additional equity portion of Loulo's development as well as to pursue attractive opportunities at the corporate level," chief executive Dr Mark Bristow said.

"Randgold Resources marks the tenth anniversary of its establishment this year.
It has matured into a fully integrated, independent gold mining company, which ranks as a leader among the industry's mid-caps, on the back of a clear, unwavering strategy designed to create and deliver value. This strategy, coupled to a proven management team, a substantial asset base and a portfolio of highly promising prospects, will drive the company on to its next growth phase."